UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: April 5, 2006                        /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)
--------------------------------------------------------------------------------


                          NEWS RELEASE - APRIL 5, 2006


                   PHASE IV DRILLING UPDATE FOR IMA'S NAVIDAD

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is pleased to announce results from 35 diamond drill holes at its Navidad Silver Project in Patagonia, Argentina, from the Phase IV drilling programs that commenced in January of 2006. Phase IV drilling to date has focused on further defining the Calcite NW and Calcite Hill deposits, as well as testing of several geological/geophysical targets away from the main mineralized trends.

Highlights  of the drilling at Calcite NW include hole NV06-262 with 25.2 metres
(m) averaging 146 grams/tonne (g/t) silver including a higher-grade section of 8.54m averaging 385 g/t silver, as well as NV06-264, which contained 28.4m averaging 127 g/t silver including 6.85m of 455 g/t silver (Table 1). At Calcite Hill hole NV06-272, on the northern limit of the known resource boundary, returned 9.86m averaging 401 g/t silver. The zone remains open towards the north at shallow depths.

A small area of Galena Hill has also been drilled on tight centres to allow calculation of the optimal drill spacing and to collect more material for metallurgical testing. As the Phase IV program continues drilling will also target: 1) the Esperanza Trend, 2) delineation of the high-grade mineralized zone at Loma de la Plata, which has only been tested by 5 drill holes to date (News Release 24, October 13, 2005), and 3) initial testing of other targets located along the 8km Argenta Trend.

As expected, infill drilling at Galena Hill produced long intercepts of silver and lead mineralization. An example of one of the Galena Hill infill holes is NV06-275, with 120m containing 218 g/t silver and 4.8 percent (%) lead with a higher-grade, upper-part of 27.8m, starting at just 33m depth, that contains 539 g/t silver and 9.3 % lead. Similarly, hole NV06-279 produced 156.8 m averaging 121 g/t silver and 4.8 % lead including a higher-grade interval of 42m averaging 231 g/t silver and 10.2 % lead in its upper portion. For convenience, the silver equivalent values including lead have been shown in the table of results. In many cases the lead accounts for as much as half of the potential metal value at Galena Hill (see formula in the foot notes of table for details of the calculation method).

Galena Hill infill drilling will determine the optimal drill spacing and orientation required to upgrade the resource from the indicated to the measured category. The holes released represent three section lines of five holes each with spacing between the hole collars and lines of 25m. All of the holes were drilled towards grid north at -75 degrees. Additional infill holes will be drilled oriented -75 degrees grid south on intermediate section lines at 25m collar spacing, thereby reducing the section lines spacing to 12.5m. Prior drilling was done at a section spacing of roughly 80 metres with holes spaced at approximately 60 metres.

The results of holes released represent 6,633 metres of drilling of the more than 9,000 metres already drilled in 2006, bringing the life of the project total to over 50,000 metres. Reconnaissance drilling included 4 holes drilled between the Esperanza and Argenta trends. Drilling at Calcite NW included 14 holes, while drilling at Calcite Hill included 2 holes. An infill-drilling program at Galena Hill comprised 15 holes. The drill is currently working on the Esperanza Trend.

News Release                                                       April 5, 2006
IMA Exploration Inc.                                                      Page 2
--------------------------------------------------------------------------------

An updated summary of collar locations and hole orientations and lengths is available on IMA's website (WWW.IMAEXPLORATION.COM), as is a summary of IMA's rigorous, quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has supervised all aspects of the current technical program and has reviewed the contents of this release.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY  NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                         TABLE 1. PHASE IV DRILL RESULTS

--------------------------------------------------------------------------------------------------------
                                                           COMPOSITE       (LWA)2      (LWA)2      (LWA)3
DRILL HOLE     LOCATION           FROM           TO          LENGTH       Silver       Lead        AgEq
                                (metres)      (metres)      (metres)1      (g/t)        (%)        (g/t)
--------------------------------------------------------------------------------------------------------

NV06-252       recce             161.00        163.39          2.39          27         0.00         27
  and                            252.53        256.89          4.36          39         0.60         63
--------------------------------------------------------------------------------------------------------
NV06-253       recce             418.79        423.91          5.12          21         0.34         34
--------------------------------------------------------------------------------------------------------
NV06-254       recce               none
--------------------------------------------------------------------------------------------------------
NV06-255       Calcite NW         59.30         69.25          9.95          19         1.23         68
  including                       59.30         62.00          2.70          36         1.48         95
  and                             67.70         69.25          1.55          38         4.45        216
--------------------------------------------------------------------------------------------------------
NV06-256       Calcite NW         60.57         68.36          7.79          23         1.76         94
  including                       60.57         63.47          2.90          28         2.06        110
  and                             66.06         68.36          2.30          38         3.07        161
--------------------------------------------------------------------------------------------------------
NV06-257       Calcite NW         33.32         34.85          1.53          37         2.38        132
--------------------------------------------------------------------------------------------------------
NV06-258       Calcite NW         51.54         53.64          2.10          35         2.99        155
--------------------------------------------------------------------------------------------------------
NV06-259       Calcite NW         71.00         76.54          5.54          53         1.89        128
--------------------------------------------------------------------------------------------------------
NV06-260       Calcite NW         75.04         86.60         11.57          44         3.35        178
  including                       84.00         86.60          2.60         143        13.32        676
--------------------------------------------------------------------------------------------------------
NV06-261       Calcite NW         53.50         64.54         11.04         147         0.70        175
--------------------------------------------------------------------------------------------------------


News Release                                                       April 5, 2006
IMA Exploration Inc.                                                      Page 3
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                                           COMPOSITE       (LWA)2      (LWA)2      (LWA)3
DRILL HOLE     LOCATION           FROM           TO          LENGTH       Silver       Lead        AgEq
                                (metres)      (metres)      (metres)1      (g/t)        (%)        (g/t)
--------------------------------------------------------------------------------------------------------

NV06-262       Calcite NW         41.45         66.65         25.20         146         0.40        162
  including                       55.34         63.88          8.54         385         0.17        392
--------------------------------------------------------------------------------------------------------
NV06-263       Calcite NW         68.00         80.77         12.77         264         0.42        281
  including                       71.00         77.47          6.47         496         0.29        508
  including                       71.00         74.95          3.95         784         0.00        785
--------------------------------------------------------------------------------------------------------
NV06-264       Calcite NW         51.36         79.77         28.41         127         0.35        141
  including                       69.04         75.89          6.85         455         0.01        456
  including                       69.04         70.25          1.21        2208         0.13       2213
--------------------------------------------------------------------------------------------------------
NV06-265       Calcite NW         50.85         63.10         12.25          80         0.69        107
--------------------------------------------------------------------------------------------------------
NV06-266       recce               none
--------------------------------------------------------------------------------------------------------
NV06-267       Calcite NW         54.14         59.20          5.06          97         1.20        145
--------------------------------------------------------------------------------------------------------
NV06-268       Calcite NW         42.77         56.79         14.02         160         0.45        178
--------------------------------------------------------------------------------------------------------
NV06-269       Calcite NW         28.05         45.80         17.75          93         0.55        115
--------------------------------------------------------------------------------------------------------
NV06-270       Calcite Hill       21.52         31.38          9.86         401         0.75        431
--------------------------------------------------------------------------------------------------------
NV06-271       Calcite Hill       34.72         48.35         13.63          48         1.04         90
--------------------------------------------------------------------------------------------------------
NV06-272       Galena Hill        27.06        154.17        127.11         129         3.40        265
  including                       27.06         93.01         65.95         208         4.85        402
--------------------------------------------------------------------------------------------------------
NV06-273       Galena Hill        26.21        122.70         96.49         157         3.49        296
  including    Galena Hill        26.21         73.89         47.68         238         3.84        392
--------------------------------------------------------------------------------------------------------
NV06-274       Galena Hill         6.88        107.71        100.83         119         1.44        177
  including                       29.46         68.72         39.26         221         1.48        281
--------------------------------------------------------------------------------------------------------
NV06-275       Galena Hill        28.50        148.55        120.05         218         4.81        410
  including                       33.01         60.78         27.77         539         9.26        909
--------------------------------------------------------------------------------------------------------
NV06-276       Galena Hill        38.00        137.66         99.66         210         4.02        371
  including                       38.00         91.60         53.60         247         4.52        428
--------------------------------------------------------------------------------------------------------
NV06-277       Galena Hill         3.05        117.62        114.57         125         2.26        215
  including                        3.05         47.20         44.15         266         4.02        426
  including                       81.64        117.62         35.98          48         1.87        123
  and                            167.79        184.41         16.62         122         4.30        294
--------------------------------------------------------------------------------------------------------
NV06-278       Galena Hill        31.18        135.80        104.62         154         4.17        321
  including                       31.18         75.27         44.09         290         5.58        513
--------------------------------------------------------------------------------------------------------
NV06-279       Galena Hill        33.00        189.78        156.78         121         4.79        312
  including                       33.00         74.98         41.98         231        10.20        639
--------------------------------------------------------------------------------------------------------
NV06-280       Galena Hill        44.40        162.72        118.32         149         5.41        366
  including                       50.40         90.38         39.98         190         6.82        463
--------------------------------------------------------------------------------------------------------
NV06-281       Galena Hill        57.72        140.00         82.28         133         4.36        308
  including                       57.72        100.14         42.42         185         6.42        441
--------------------------------------------------------------------------------------------------------
NV06-282       Galena Hill        11.30        189.67        178.37         124         3.07        247
  including                       11.30         89.30         78.00         225         4.96        423
  including                      177.90        189.67         11.77         200         3.44        338
--------------------------------------------------------------------------------------------------------

News Release                                                       April 5, 2006
IMA Exploration Inc.                                                      Page 4
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                                           COMPOSITE       (LWA)2      (LWA)2      (LWA)3
DRILL HOLE     LOCATION           FROM           TO          LENGTH       Silver       Lead        AgEq
                                (metres)      (metres)      (metres)1      (g/t)        (%)        (g/t)
--------------------------------------------------------------------------------------------------------

NV06-283       Galena Hill        27.87        123.01         95.14         161         3.91        317
  including                       36.76         84.58         47.82         250         4.49        429
  and                            170.91        188.77         17.86         110         2.00        190
--------------------------------------------------------------------------------------------------------
NV06-284       Galena Hill        48.79        177.02        128.23         151         4.61        335
  including                       57.57         90.44         32.87         427        11.61        891
--------------------------------------------------------------------------------------------------------
NV06-285       Galena Hill        41.00        164.34        123.34         121         5.60        345
  including                       47.00         77.70         30.70         192         8.75        542
--------------------------------------------------------------------------------------------------------
NV06-286       Galena Hill        44.90        133.47         88.57          71         2.14        157
  including                       71.85         95.97         24.12         134         3.84        288
--------------------------------------------------------------------------------------------------------

Notes:

1.   True thickness has not been calculated for these holes.
2.   All length weighted averages (LWA) are "uncut" i.e. have no grade capping.
3. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries, as insufficient information is available to do so. This is the same method as used in the resource calculation release on February 16, 2006.
4. A complete list of all results to date is available on IMA's website (www.imaexploration.com).


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

OMITTED GRAPHIC IS:
                Map showing Results from New Drilling in 2006 at
                           Calcite NW and Calcite Hill
               (not included in Feb 16, 2006 Resource Estimate )

Please visit the Company's website at: www.imaexploration.com to view.